                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K

(Mark One)
[ X ]            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1997

                                       OR

[   ]             TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

           For the transition period from ___________ to ___________

                         Commission file number 1-9019



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           Virginia Indonesia Company Employee Thrift and Retirement Plan 1221 McKinney Street, Suite 700, Houston, TX 77010-2015

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

      Union Texas Petroleum Holdings, Inc.        LASMO, plc
      1330 Post Oak Boulevard                     101 Bishopsgate
      Houston, Texas 77056                        London, EC2M 3XH
                                                  United Kingdom
                                                  (former address)
                                                  100 Liverpool Street
                                                  London, EC2M 2BB
                                                  United Kingdom

                          Independent Auditors' Report


The Administrative Committee
Virginia Indonesia Company
      Employee Thrift and Retirement Plan:


We have audited the accompanying statements of net assets available for thrift and retirement plan benefits (with fund information) of the Virginia Indonesia Company Employee Thrift and Retirement Plan (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for thrift and retirement plan benefits (with fund information) for the years then ended. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Virginia Indonesia Company Employee Thrift and Retirement Plan as of December 31, 1997 and 1996, and the changes in net assets available for thrift and retirement plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for thrift and retirement plan benefits as of December 31, 1997 and 1996, and the Fund Information in the related statements of changes in net assets available for thrift and retirement plan benefits for the years then ended is presented for the purposes of additional analysis rather than to present the net assets available for benefits of each fund and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                  KPMG Peat Marwick LLP


Houston, Texas
June 26, 1998

                           VIRGINIA INDONESIA COMPANY
                      EMPLOYEE THRIFT AND RETIREMENT PLAN

   STATEMENT OF NET ASSETS AVAILABLE FOR THRIFT AND RETIREMENT PLAN BENEFITS
                            (WITH FUND INFORMATION)

                               December 31, 1997





                                                                                         Balanced
                                                                                           fund
                                                                            Growth      (previously       Daily       Intermediate
                                             Equity        Balanced     opportunities     income &         MMF            bond
                                              fund           fund            fund       growth fund       fund            fund
                                            ----------     ----------   -------------   -----------     ----------    ------------
Assets:
      Investments at market value:
          Common trust funds
             (cost $20,465)                 $       --             --             --             --             --             --
          Mutual funds
             (cost $20,185,729)                     --             --      5,093,160      3,501,936      2,569,328             --
          Common Stocks
             (cost $239,957)                        --             --             --             --             --             --
          Loan to participants
             (cost $95,890)                         --             --             --             --             --             --
                                            ----------     ----------     ----------     ----------     ----------     ----------

               Total investments                    --             --      5,093,160      3,501,936      2,569,328             --

      Cash                                          --             --             --             --             --             --

      Receivables:
          Employer's contribution                   --             --             --             --             --             --
                                            ----------     ----------     ----------     ----------     ----------     ----------

               Total receivables                    --             --             --             --             --             --
                                            ----------     ----------     ----------     ----------     ----------     ----------

               Total assets                         --             --      5,093,160      3,501,936      2,569,328             --
                                            ----------     ----------     ----------     ----------     ----------     ----------

Liabilities:
      Accounts payable - purchase
          of securities                             --             --             --             --             --             --
                                            ----------     ----------     ----------     ----------     ----------     ----------

               Total liabilities                    --             --             --             --             --             --
                                            ----------     ----------     ----------     ----------     ----------     ----------

               Net assets available for
                  thrift and retirement
                  plan benefits             $       --             --      5,093,160      3,501,936      2,569,328             --
                                            ==========     ==========     ==========     ==========     ==========     ==========

                                              Equity                                       Equity          High         Emerging
                                              growth        Overseas      Stein Roe        income          yield         markets
                                               fund           fund           fund           fund           fund           fund
                                            ----------     ----------     ----------     ----------     ----------     ----------
Assets:
      Investments at market value:
          Common trust funds
             (cost $20,465)                         --             --             --             --             --             --
          Mutual funds
             (cost $20,185,729)              3,348,874      1,435,621        828,601        733,734        484,648        530,650
          Common Stocks
             (cost $239,957)                        --             --             --             --             --             --
          Loan to participants
             (cost $95,890)                         --             --             --             --             --             --
                                            ----------     ----------     ----------     ----------     ----------     ----------

               Total investments             3,348,874      1,435,621        828,601        733,734        484,648        530,650

      Cash                                          --             --             --             --             --             --

      Receivables:
          Employer's contribution                   --             --             --             --             --             --
                                            ----------     ----------     ----------     ----------     ----------     ----------

               Total receivables                    --             --             --             --             --             --
                                            ----------     ----------     ----------     ----------     ----------     ----------

               Total assets                  3,348,874      1,435,621        828,601        733,734        484,648        530,650
                                            ----------     ----------     ----------     ----------     ----------     ----------

Liabilities:
      Accounts payable - purchase
          of securities                             --             --             --             --             --             --
                                            ----------     ----------     ----------     ----------     ----------     ----------

               Total liabilities                    --             --             --             --             --             --
                                            ----------     ----------     ----------     ----------     ----------     ----------

               Net assets available for
                  thrift and retirement
                  plan benefits              3,348,874      1,435,621        828,601        733,734        484,648        530,650
                                            ==========     ==========     ==========     ==========     ==========     ==========

                                               Strong
                                              government       Dreyfus           UTP         LASMO
                                              securities    appreciation       stock         stock           Loan       Working
                                                 fund           fund            fund         fund            fund       account
                                              ----------    ------------    ----------    -----------     ----------   ----------
Assets:
      Investments at market value:
          Common trust funds
             (cost $20,465)                           --             --          8,565         11,900             --           --
          Mutual funds
             (cost $20,185,729)                  522,398      2,072,247             --             --             --      (10,328)
          Common Stocks
             (cost $239,957)                          --             --         98,133        129,874             --           --
          Loan to participants
             (cost $95,890)                           --             --             --             --         95,890           --
                                              ----------     ----------     ----------     ----------     ----------   ----------

               Total investments                 522,398      2,072,247        106,698        141,774         95,890      (10,328)

      Cash                                            --             --            189             10             --       10,724

      Receivables:
          Employer's contribution                     --             --              6             12             --           --
                                              ----------     ----------     ----------     ----------     ----------   ----------

               Total receivables                      --             --              6             12             --           --
                                              ----------     ----------     ----------     ----------     ----------   ----------

               Total assets                      522,398      2,072,247        106,893        141,796         95,890          396
                                              ----------     ----------     ----------     ----------     ----------   ----------

Liabilities:
      Accounts payable - purchase
          of securities                               --             --          7,814         10,852             --           --
                                              ----------     ----------     ----------     ----------     ----------   ----------

               Total liabilities                      --             --          7,814         10,852             --           --
                                              ----------     ----------     ----------     ----------     ----------   ----------

               Net assets available for
                  thrift and retirement
                  plan benefits                  522,398      2,072,247         99,079        130,944         95,890          396
                                              ==========     ==========     ==========     ==========     ==========   ==========




                                                Total
                                             ----------
Assets:
      Investments at market value:
          Common trust funds
             (cost $20,465)                      20,465
          Mutual funds
             (cost $20,185,729)              21,110,869
          Common Stocks
             (cost $239,957)                    228,007
          Loan to participants
             (cost $95,890)                      95,890
                                             ----------

               Total investments             21,455,231

      Cash                                       10,923

      Receivables:                                   --
          Employer's contribution                    18
                                             ----------

               Total receivables                     18
                                             ----------

               Total assets                  21,466,172
                                             ----------

Liabilities:
      Accounts payable - purchase
          of securities                          18,666
                                             ----------

               Total liabilities                 18,666
                                             ----------

               Net assets available for
                  thrift and retirement
                  plan benefits              21,447,506
                                             ==========



See accompanying notes to financial statements.

                           VIRGINIA INDONESIA COMPANY
                      EMPLOYEE THRIFT AND RETIREMENT PLAN

   STATEMENT OF NET ASSETS AVAILABLE FOR THRIFT AND RETIREMENT PLAN BENEFITS
                            (WITH FUND INFORMATION)

                               December 31, 1996


                                                                                           Growth          Income &        Daily
                                                              Equity        Balanced    opportunities       growth          MMF
                                                               fund          fund           fund             fund           fund
                                                            ----------     ----------   -------------     ----------     ----------
Assets:
      Investments at market value:
           Common trust funds (cost $222,053)               $  123,483         98,570             --             --             --
           Mutual funds (cost $14,452,367)                          --             78      3,227,239      2,183,789      1,719,690
           Common stocks (cost $1,436,972)                   1,594,847        565,096             --             --             --
           Government obligations (cost $540,312)                   --        540,720             --             --             --
           Loan to participants (cost $34,177)                      --             --             --             --             --
                                                            ----------     ----------     ----------     ----------     ----------

                     Total investments                       1,718,330      1,204,464      3,227,239      2,183,789      1,719,690

      Cash                                                          --             --             --             --             --

      Receivables:
           Employer's contribution                               4,209          1,967             --             --             --
           Accrued interest and dividends                        2,890         15,236             --             --             --
                                                            ----------     ----------     ----------     ----------     ----------

                     Total receivables                           7,099         17,203             --             --             --
                                                            ----------     ----------     ----------     ----------     ----------

                     Total assets                            1,725,429      1,221,667      3,227,239      2,183,789      1,719,690
                                                            ----------     ----------     ----------     ----------     ----------

Liabilities:
      Accrued administrative expenses                            3,010          3,207             --             --             --
                                                            ----------     ----------     ----------     ----------     ----------

                     Total liabilities                           3,010          3,207             --             --             --
                                                            ----------     ----------     ----------     ----------     ----------

                     Net assets available for thrift
                        and retirement plan benefits        $1,722,419      1,218,460      3,227,239      2,183,789      1,719,690
                                                            ==========     ==========     ==========     ==========     ==========
                                                            Intermediate      Equity
                                                                bond          growth        Overseas      Stein Roe      Equity
                                                                fund           fund           fund           fund      income fund
                                                             ----------     ----------     ----------     ----------   -----------
Assets:
      Investments at market value:
           Common trust funds (cost $222,053)                        --             --             --             --           --
           Mutual funds (cost $14,452,367)                      951,915      3,811,868      1,601,811        511,897      272,910
           Common stocks (cost $1,436,972)                           --             --             --             --           --
           Government obligations (cost $540,312)                    --             --             --             --           --
           Loan to participants (cost $34,177)                       --             --             --             --           --
                                                             ----------     ----------     ----------     ----------   ----------

                     Total investments                          951,915      3,811,868      1,601,811        511,897      272,910

      Cash                                                           --             --             --             --           --

      Receivables:
           Employer's contribution                                   --             --             --             --           --
           Accrued interest and dividends                            --             --             --             --           --
                                                             ----------     ----------     ----------     ----------   ----------

                     Total receivables                               --             --             --             --           --
                                                             ----------     ----------     ----------     ----------   ----------

                     Total assets                               951,915      3,811,868      1,601,811        511,897      272,910
                                                             ----------     ----------     ----------     ----------   ----------

Liabilities:
      Accrued administrative expenses                                --             --             --             --           --
                                                             ----------     ----------     ----------     ----------   ----------

                     Total liabilities                               --             --             --             --           --
                                                             ----------     ----------     ----------     ----------   ----------

                     Net assets available for thrift
                        and retirement plan benefits            951,915      3,811,868      1,601,811        511,897      272,910
                                                             ==========     ==========     ==========     ==========   ==========

                                                              High         Emerging         Loan          Working
                                                           yield fund    markets fund       fund          account          Total
                                                           ----------    ------------    ----------     ----------      ----------
Assets:
      Investments at market value:
           Common trust funds (cost $222,053)                      --             --             --             --         222,053
           Mutual funds (cost $14,452,367)                     74,867        161,218             --         (1,841)     14,515,441
           Common stocks (cost $1,436,972)                         --             --             --             --       2,159,943
           Government obligations (cost $540,312)                  --             --             --             --         540,720
           Loan to participants (cost $34,177)                     --             --         34,177             --          34,177
                                                           ----------     ----------     ----------     ----------      ----------

                     Total investments                         74,867        161,218         34,177         (1,841)     17,472,334

      Cash                                                         --             --             --          9,163           9,163

      Receivables:
           Employer's contribution                                 --             --             --         (6,176)             --
           Accrued interest and dividends                          --             --             --             --          18,126
                                                           ----------     ----------     ----------     ----------      ----------

                     Total receivables                             --             --             --         (6,176)         18,126
                                                           ----------     ----------     ----------     ----------      ----------

                     Total assets                              74,867        161,218         34,177          1,146      17,499,623
                                                           ----------     ----------     ----------     ----------      ----------

Liabilities:
      Accrued administrative expenses                              --             --             --             --           6,217
                                                           ----------     ----------     ----------     ----------      ----------

                     Total liabilities                             --             --             --             --           6,217
                                                           ----------     ----------     ----------     ----------      ----------

                     Net assets available for thrift
                        and retirement plan benefits           74,867        161,218         34,177          1,146      17,493,406
                                                           ==========     ==========     ==========     ==========      ==========


See accompanying notes to financial statements.

                           VIRGINIA INDONESIA COMPANY
                      EMPLOYEE THRIFT AND RETIREMENT PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR THRIFT AND
                RETIREMENT PLAN BENEFITS (WITH FUND INFORMATION)

                      For the Year Ended December 31, 1997

                                                                                                         Balanced
                                                                                                           fund
                                                                                          Growth        (previously       Daily
                                                        Equity          Balanced       opportunities      income &         MMF
                                                         fund             fund             fund         growth fund)       fund
                                                      -----------      -----------     -------------    -----------     -----------
Receipts:
       Contributions:
               Employer                               $     5,365              137          186,391          95,253         122,635
               Employee                                    33,279           11,993          198,546          94,858          96,866
                                                      -----------      -----------      -----------     -----------     -----------

                       Total contributions                 38,644           12,130          384,937         190,111         219,501
                                                      -----------      -----------      -----------     -----------     -----------

       Investment income:
               Interest and dividends                      16,581           15,599          357,266         315,822         102,834
               Realized gain (loss) on sale
                       of investments                     408,200          146,955          128,947          69,170              --
                                                      -----------      -----------      -----------     -----------     -----------

                       Total investment
                             income                       424,781          162,554          486,213         384,992         102,834
                                                      -----------      -----------      -----------     -----------     -----------

       Net appreciation (depreciation) in
               fair value of investments                       --               --          505,461         125,175              --
       Other transfers                                 (2,167,708)      (1,385,844)         950,498         789,722         923,015
       Loan payment                                           324              660            7,036           5,715           1,301
                                                      -----------      -----------      -----------     -----------     -----------

                       Total receipts, net             (1,703,959)      (1,210,500)       2,334,145       1,495,715       1,246,651
                                                      -----------      -----------      -----------     -----------     -----------

Deductions:
       Benefits paid to participants                       11,640            7,749          468,224         177,568         397,013
       Administrative expense                               6,820              211               --              --              --
                                                      -----------      -----------      -----------     -----------     -----------

                       Total deductions                    18,460            7,960          468,224         177,568         397,013
                                                      -----------      -----------      -----------     -----------     -----------

                       Increase (decrease) in net
                         assets during the year        (1,722,419)      (1,218,460)       1,865,921       1,318,147         849,638

Net assets available for thrift
     and retirement plan benefits:
               Beginning of year                        1,722,419        1,218,460        3,227,239       2,183,789       1,719,690
                                                      -----------      -----------      -----------     -----------     -----------

               End of year                            $        --               --        5,093,160       3,501,936       2,569,328
                                                      ===========      ===========      ===========     ===========     ===========


                                                        Interm.         Equity                                            Equity
                                                         bond           growth            Overseas        Stein Roe       income
                                                         fund            fund               fund            fund           fund
                                                      -----------      -----------      -----------      -----------    -----------
Receipts:
       Contributions:
               Employer                                     4,155          157,142           92,989           69,056         48,415
               Employee                                    19,807          176,453           99,100           83,855         33,971
                                                      -----------      -----------      -----------      -----------    -----------

                       Total contributions                 23,962          333,595          192,089          152,911         82,386
                                                      -----------      -----------      -----------      -----------    -----------

       Investment income:
               Interest and dividends                      27,091          382,708          105,825               --         53,461
               Realized gain (loss) on sale
                       of investments                      (6,958)         268,752           62,607           (3,748)        42,102
                                                      -----------      -----------      -----------      -----------    -----------

                       Total investment
                             income                        20,133          651,460          168,432           (3,748)        95,563
                                                      -----------      -----------      -----------      -----------    -----------

       Net appreciation (depreciation) in
               fair value of investments                       --          242,343           20,833           70,835         62,772
       Other transfers                                   (779,896)      (1,497,814)        (501,160)         111,964        256,078
       Loan payment                                           762            6,022            1,874            6,639            739
                                                      -----------      -----------      -----------      -----------    -----------

                       Total receipts, net               (735,039)        (264,394)        (117,932)         338,601        497,538
                                                      -----------      -----------      -----------      -----------    -----------

Deductions:
       Benefits paid to participants                      216,876          198,600           48,258           21,897         36,714
       Administrative expense                                  --               --               --               --             --
                                                      -----------      -----------      -----------      -----------    -----------

                       Total deductions                   216,876          198,600           48,258           21,897         36,714
                                                      -----------      -----------      -----------      -----------    -----------

                       Increase (decrease) in net
                         assets during the year          (951,915)        (462,994)        (166,190)         316,704        460,824

Net assets available for thrift
     and retirement plan benefits:
               Beginning of year                          951,915        3,811,868        1,601,811          511,897        272,910
                                                      -----------      -----------      -----------      -----------    -----------

               End of year                                     --        3,348,874        1,435,621          828,601        733,734
                                                      ===========      ===========      ===========      ===========    ===========




                                                                                       Strong
                                                       High          Emerging         government        Dreyfus           UTP
                                                       yield          markets         securities     appreciation        stock
                                                       fund            fund             fund             fund            fund
                                                    -----------     -----------      -----------     ------------    -----------
Receipts:
       Contributions:
               Employer                                  29,986          43,908           11,142         103,117         103,213
               Employee                                  17,998          36,911            4,406          55,093              72
                                                    -----------     -----------      -----------     -----------     -----------

                       Total contributions               47,984          80,819           15,548         158,210         103,285
                                                    -----------     -----------      -----------     -----------     -----------

       Investment income:
               Interest and dividends                    36,857          10,720           11,298          19,437             218
               Realized gain (loss) on sale
                       of investments                     2,719         (54,012)              --           6,069             190
                                                    -----------     -----------      -----------     -----------     -----------

                       Total investment
                             income                      39,576         (43,292)          11,298          25,506             408
                                                    -----------     -----------      -----------     -----------     -----------

       Net appreciation (depreciation) in
               fair value of investments                    385        (200,222)           6,827          33,786          (3,197)
       Other transfers                                  337,299         532,458          488,725       1,858,040          (1,131)
       Loan payment                                         444             484               --             933              --
                                                    -----------     -----------      -----------     -----------     -----------

                       Total receipts, net              425,688         370,247          522,398       2,076,475          99,365
                                                    -----------     -----------      -----------     -----------     -----------

Deductions:
       Benefits paid to participants                     15,907             815               --           4,228             286
       Administrative expense                                --              --               --              --              --
                                                    -----------     -----------      -----------     -----------     -----------

                       Total deductions                  15,907             815               --           4,228             286
                                                    -----------     -----------      -----------     -----------     -----------

                       Increase (decrease) in net
                         assets during the year         409,781         369,432          522,398       2,072,247          99,079

Net assets available for thrift
     and retirement plan benefits:
               Beginning of year                         74,867         161,218               --              --              --
                                                    -----------     -----------      -----------     -----------     -----------

               End of year                              484,648         530,650          522,398       2,072,247          99,079
                                                    ===========     ===========      ===========     ===========     ===========

                                                          LASMO
                                                          stock            Loan           Working
                                                          fund             fund           account            Total
                                                       -----------      -----------      -----------      -----------
Receipts:
       Contributions:
               Employer                                    139,330               --               --        1,212,234
               Employee                                      4,896               --               --          968,104
                                                       -----------      -----------      -----------      -----------

                       Total contributions                 144,226               --               --        2,180,338
                                                       -----------      -----------      -----------      -----------

       Investment income:
               Interest and dividends                           56               --               --        1,455,773
               Realized gain (loss) on sale
                       of investments                         (112)              --               --        1,070,881
                                                       -----------      -----------      -----------      -----------

                       Total investment
                             income                            (56)              --               --        2,526,654
                                                       -----------      -----------      -----------      -----------

       Net appreciation (depreciation) in
               fair value of investments                    (8,752)              --               --          856,246
       Other transfers                                      (2,143)          87,955             (750)            (692)
       Loan payment                                             --          (26,242)              --            6,691
                                                       -----------      -----------      -----------      -----------

                       Total receipts, net                 133,275           61,713             (750)       5,569,237
                                                       -----------      -----------      -----------      -----------

Deductions:
       Benefits paid to participants                         2,331               --               --        1,608,106
       Administrative expense                                   --               --               --            7,031
                                                       -----------      -----------      -----------      -----------

                       Total deductions                      2,331               --               --        1,615,137
                                                       -----------      -----------      -----------      -----------

                       Increase (decrease) in net
                         assets during the year            130,944           61,713             (750)       3,954,100

Net assets available for thrift
     and retirement plan benefits:
               Beginning of year                                --           34,177            1,146       17,493,406
                                                       -----------      -----------      -----------      -----------

               End of year                                 130,944           95,890              396       21,447,506
                                                       ===========      ===========      ===========      ===========


See accompanying notes to financial statements.

                           VIRGINIA INDONESIA COMPANY
                      EMPLOYEE THRIFT AND RETIREMENT PLAN

  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR THRIFT AND RETIREMENT PLAN
                                   BENEFITS
                            (WITH FUND INFORMATION)

                      For the Year Ended December 31, 1996


                                                                                         Growth          Income &          Daily
                                                         Equity        Balanced       opportunities       growth            MMF
                                                          fund           fund             fund             fund            fund
                                                      -----------     -----------     -------------     -----------      -----------
Receipts:
    Contributions:
        Employer                                      $    67,896          33,828          217,352          139,574           99,866
        Employee                                           87,774          37,949          243,070          136,572           73,951
                                                      -----------     -----------      -----------      -----------      -----------

                    Total contributions                   155,670          71,777          460,422          276,146          173,817
                                                      -----------     -----------      -----------      -----------      -----------

    Investment income:
        Interest and dividends                             37,891          62,089          174,169           84,565           65,045
        Realized gain (loss) on sale of investments       151,904          46,624          751,808          120,670               --
                                                      -----------     -----------      -----------      -----------      -----------

                    Total investment income               189,795         108,713          925,977          205,235           65,045
                                                      -----------     -----------      -----------      -----------      -----------

    Net appreciation (depreciation) in fair value
        of investments                                    201,192          11,790         (401,981)         (36,073)              --
    Other transfers                                       129,714        (178,912)        (696,754)        (324,483)         101,023
    Loan payment                                              332             221            1,873              785           10,516
                                                      -----------     -----------      -----------      -----------      -----------

                    Total receipts, net                   676,703          13,589          289,537          121,610          350,401
                                                      -----------     -----------      -----------      -----------      -----------

Deductions:
    Benefits paid to participants                         324,128           9,194          269,994          119,287          231,267
    Administrative expense                                  8,453           5,900               --               --               --
                                                      -----------     -----------      -----------      -----------      -----------

                    Total deductions                      332,581          15,094          269,994          119,287          231,267
                                                      -----------     -----------      -----------      -----------      -----------

                    Increase (decrease) in net
                        assets during the year            344,122          (1,505)          19,543            2,323          119,134

Net assets available for thrift and
    retirement plan benefits:
        Beginning of year                               1,378,297       1,219,965        3,207,696        2,181,466        1,600,556
                                                      -----------     -----------      -----------      -----------      -----------

        End of year                                   $ 1,722,419       1,218,460        3,227,239        2,183,789        1,719,690
                                                      ===========     ===========      ===========      ===========      ===========
                                                     Intermediate       Equity
                                                        bond            growth           Overseas       Stein Roe          Equity
                                                        fund             fund             fund             fund          income fund
                                                     -----------      -----------      -----------      -----------      -----------
Receipts:
    Contributions:
        Employer                                          72,470          218,337          113,479           29,715           13,966
        Employee                                          58,741          214,563          135,283            8,297            3,494
                                                     -----------      -----------      -----------      -----------      -----------

                    Total contributions                  131,211          432,900          248,762           38,012           17,460
                                                     -----------      -----------      -----------      -----------      -----------

    Investment income:
        Interest and dividends                            54,268          157,209           80,581               --            8,518
        Realized gain (loss) on sale of investments       (7,855)       1,039,342          167,745             (466)              20
                                                     -----------      -----------      -----------      -----------      -----------

                    Total investment income               46,413        1,196,551          248,326             (466)           8,538
                                                     -----------      -----------      -----------      -----------      -----------

    Net appreciation (depreciation) in fair value
        of investments                                   (16,638)        (649,450)         (63,681)         (29,053)           2,029
    Other transfers                                       65,241            7,133          (86,763)         503,404          244,883
    Loan payment                                              61            1,363           10,515               --               --
                                                     -----------      -----------      -----------      -----------      -----------

                    Total receipts, net                  226,288          988,497          357,159          511,897          272,910
                                                     -----------      -----------      -----------      -----------      -----------

Deductions:
    Benefits paid to participants                         54,621          394,230          212,029               --               --
    Administrative expense                                    --               --               --               --               --
                                                     -----------      -----------      -----------      -----------      -----------

                    Total deductions                      54,621          394,230          212,029               --               --
                                                     -----------      -----------      -----------      -----------      -----------

                    Increase (decrease) in net
                        assets during the year           171,667          594,267          145,130          511,897          272,910

Net assets available for thrift and
    retirement plan benefits:
        Beginning of year                                780,248        3,217,601        1,456,681               --               --
                                                     -----------      -----------      -----------      -----------      -----------

        End of year                                      951,915        3,811,868        1,601,811          511,897          272,910
                                                     ===========      ===========      ===========      ===========      ===========


                                                          High          Emerging         Loan           Working
                                                       yield fund     markets fund       fund           account             Total
                                                      -----------      -----------    -----------      -----------      -----------
Receipts:
    Contributions:
        Employer                                            1,551           19,338             --               --        1,027,372
        Employee                                              467            6,311             --               --        1,006,472
                                                      -----------      -----------    -----------      -----------      -----------

                    Total contributions                     2,018           25,649             --               --        2,033,844
                                                      -----------      -----------    -----------      -----------      -----------

    Investment income:
        Interest and dividends                              2,185            2,080             --               --          728,600
        Realized gain (loss) on sale of investments            --              167             --               --        2,269,959
                                                      -----------      -----------    -----------      -----------      -----------

                    Total investment income                 2,185            2,247             --               --        2,998,559
                                                      -----------      -----------    -----------      -----------      -----------

    Net appreciation (depreciation) in fair value
        of investments                                       (740)            (705)            --               --         (983,310)
    Other transfers                                        71,404          134,027         29,500              148             (435)
    Loan payment                                               --               --        (23,773)              --            1,893
                                                      -----------      -----------    -----------      -----------      -----------

                    Total receipts, net                    74,867          161,218          5,727              148        4,050,551
                                                      -----------      -----------    -----------      -----------      -----------

Deductions:
    Benefits paid to participants                              --               --             --           80,190        1,694,940
    Administrative expense                                     --               --             --               --           14,353
                                                      -----------      -----------    -----------      -----------      -----------

                    Total deductions                           --               --             --           80,190        1,709,293
                                                      -----------      -----------    -----------      -----------      -----------

                    Increase (decrease) in net
                        assets during the year             74,867          161,218          5,727          (80,042)       2,341,258

Net assets available for thrift and
    retirement plan benefits:
        Beginning of year                                      --               --         28,450           81,188       15,152,148
                                                      -----------      -----------    -----------      -----------      -----------

        End of year                                        74,867          161,218         34,177            1,146       17,493,406
                                                      ===========      ===========    ===========      ===========      ===========



See accompanying notes to financial statements.

                           VIRGINIA INDONESIA COMPANY
                       EMPLOYEE THRIFT AND RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1997 and 1996


    (1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)  BASIS OF PRESENTATION

              The accompanying financial statements of the Virginia Indonesia Company Employee Thrift and Retirement Plan (the Plan) have been prepared on an accrual basis in conformity with generally accepted accounting principles and present the net assets available for thrift and retirement plan benefits and changes in those net assets.

         (b)  TRUST FUND MANAGEMENT

              At December 31, 1997 and 1996, the Plan's investments were held in a trust fund administered by American Industries Trust, N.A. (Trustee, AIT), which is authorized to purchase and sell investment securities at the direction of either the Plan's participants or administrative committee.

              The financial statements of the Plan are compiled using investment information received from AIT. The information includes listings of all cash receipts and disbursements of the Plan, together with all other transactions which affect Plan investments.

    (2)  DESCRIPTION OF PLAN

         The following description of the Plan provides only general information. Participants should refer to the plan agreement for more complete information.

         (a)  GENERAL

              The Plan is a defined contribution thrift and retirement plan sponsored by Virginia Indonesia Company (VICO or the Company). Under the terms of the Plan, employees of VICO and certain affiliates may join the Plan on the entry dates to the Plan, which occur quarterly. For purposes of participation, employee service includes years of active service with Roy M. Huffington, Inc.
              (RMHI), the predecessor operator of the Indonesian Joint Venture. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan had 110 active participants at December 31, 1997.

         (b)  CONTRIBUTIONS

              Participants in the Plan may make 401(k) contributions and/or after tax contributions, in one percent increments, ranging from 2% to 14% of their annual basic compensation through payroll deductions provided that the total of annual employee contributions do not exceed the maximum amount deductible under
              Section 402(g) of the Federal Internal Revenue Code of 1986 (the
              Code). A participant may discontinue his/her contributions at any time; increases or decreases in contributions may only be made on January 1, April 1, July 1, and October 1.


                                                                     (Continued)

                           VIRGINIA INDONESIA COMPANY
                       EMPLOYEE THRIFT AND RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS


              After the end of each month on behalf of each participant who made contributions to the Plan that month, an amount equal to 100% (50% during 1996) of such participant's aggregate contributions made that month which do not exceed 6% of the participants basic compensation will be made by the Company. Effective August 1, 1997 and retroactive to January 1, 1997, 50% of such match contribution (the Employer Stock Match) must be directed to be invested in either the UTP Stock Fund and/or the LASMO Stock Fund by the participant and in the absence of such direction, the Employer Stock Match will be automatically invested equally in the UTP Stock Fund and LASMO Stock Fund. In addition, the Company, subject to the discretion of its board of directors, may make an annual retirement contribution to the Plan provided that the total of annual employer contributions does not exceed the maximum amount deductible under Section 404 of the Code.

              Each participant has the right to direct his contributions and the Company's matching contribution between the investment funds specified by the Plan. The investment funds are described below:

                  Equity Fund - Predominantly equity investments including, but not limited to, preferred stock, common stocks, government and corporate debt securities, prime commercial paper or quality master note agreements. Effective July 1, 1997, the Company eliminated the Equity Fund.

                  Balanced Fund - Mixed portfolio of stocks, bonds, money market and mutual fund investments. Generally, a minimum of 95 percent of the portfolio will be in stocks and bonds. Effective July 1, 1997, the Company eliminated the Balanced Fund.

                  Fidelity Advisor Growth Opportunities Fund (Growth opportunities fund) - Seeks capital growth by investing in at least 65% of its assets in equity securities of companies that management believes have long-term growth potential. It may also purchase fixed-income securities. The fund may invest up to 35% of its assets in debt securities rated below BBB and it may invest, without limit, in foreign securities.

                  Fidelity Advisor Balanced Fund (Balanced Fund) (previously Fidelity Advisor Income & Growth Fund) - Seeks income and capital appreciation by investing in equities, convertibles and fixed-income securities. This Fund's management considers an issuer's financial strength, its outlook for increased dividend payments and the potential for capital gains. The fund may invest up to 35% of the fund in debt rated below BBB.

                  Fidelity Advisor Daily Money Market Fund (Daily MMF fund) - Seeks income consistent with preservation of capital and liquidity by investing in the highest-quality U.S. dollar-denominated money market securities of domestic/foreign issuers.


                                                                     (Continued)

                           VIRGINIA INDONESIA COMPANY
                       EMPLOYEE THRIFT AND RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS


                  Fidelity Advisor Intermediate Bond Fund (Intermediate bond fund) - (previously Limited-Term bond fund) - Seeks to provide a high rate of income through investment primarily in investment-grade fixed income obligations. Under normal conditions, the investments have a dollar weighted average maturity of 10 years or less. Effective July 1, 1997, the Company eliminated the intermediate bond fund.

                  Fidelity Advisor Equity Growth Fund (Equity growth fund) - Seeks capital appreciation by investing primarily in common and preferred stocks of companies with above average earnings or sales growth. Generally, it will be invested in the securities of smaller, lesser-known companies. It may also invest in high-yield securities.

                  Fidelity Advisor Overseas Fund (Overseas fund) - Seeks capital growth by investing at least 65% of assets in securities of issuers from at least three countries outside North America. The fund invests primarily in equities, though it may invest up to 35% in debt securities rated below BBB.

                  Stein Roe Capital Opportunities Fund (Stein Roe fund) - Seeks long-term capital appreciation by investing in equity securities of smaller companies that may benefit from new products, technological developments, or management changes. The fund may also invest in established companies and up to 35% of its assets in debt securities. The fund focuses on companies that have the potential for rapid earnings growth.

                  Fidelity Advisor Equity Income Fund (Equity income fund) - Seeks income and capital appreciation by investing in at least 65% of its assets in income-producing common and preferred stocks. These stocks may be of various quality, though the fund does not intend to invest in companies without proven earnings or credit histories. It may invest the balance in debt, including convertible bonds.

                  Fidelity Advisor High Yield Fund (High yield fund) - Seeks income and capital appreciation by investing in at least 65% of its assets in debt securities, preferred stocks, convertibles, and zero coupon bonds. It may invest in U.S. government obligations and foreign securities. The fund may invest up to 35% of its assets in equities.

                  Fidelity Emerging Markets Fund (Emerging markets fund) - Seeks capital appreciation by investing at least 65% of its assets in securities of emerging-markets issuers. It emphasizes equity investments in countries with relatively low gross national product per capita, and where the manager believes there is potential for rapid economic growth. The fund normally invests in at least six countries though it may invest all assets in only one country. It may also invest up to 35% of its assets in low-rated debt issues.


                                                                     (Continued)

                           VIRGINIA INDONESIA COMPANY
                       EMPLOYEE THRIFT AND RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS


                  Strong Government Securities Fund - Seeks current income with moderate share-price fluctuation. The fund normally invests at least 80% of assets in U.S. government obligations that will include Treasuries, Agencies of the U.S. and investment-grade fixed income.

                  Dreyfus Appreciation Fund - Seeks long-term growth consistent with the preservation of capital, current income is secondary. The fund invests primarily in common stocks of domestic and foreign issuers. May invest up to 10% in foreign securities not traded in the U.S. and up to 2% in stock warrants.

                  UTP Stock Fund - Invests in shares of common stock, par value $.01, of Union Texas Petroleum Holdings, Inc. (UTP), a 50% partner in the Company.

                  LASMO Stock Fund - Invests in American Depository Shares, evidenced by American Depository Receipts, each representing three ordinary shares, par value .25p per share of LASMO plc (LASMO), a publicly traded UK company and a 50% partner in the Company.

         (c)  INVESTMENTS

              The fair value of individual investments that represent 5 percent or more of the Plan's net assets at December 31, 1997 are as follows:

                      Fidelity Advisor Growth Opportunities Fund     $ 5,093,160
                      Fidelity Advisor Balanced Fund                   3,501,936
                      Fidelity Advisor Daily Money Market Fund         2,569,328
                      Fidelity Advisor Equity Growth Fund              3,348,874
                      Fidelity Advisor Overseas Fund                   1,435,621
                      Dreyfus Appreciation Fund                        2,072,247

         (d)  PARTICIPANT ACCOUNTS

              Each participant's account is credited with the participant's contributions and monthly matching contributions by the Company and an allocation of (a) Plan earnings and (b) annual contributions by the Company. For mutual accounts, Plan earnings are determined daily, therefore, changing the value of each unit in the fund on a daily basis. For non-mutual accounts, Plan earnings are allocated monthly based on the ratio of each participant's account balance at the beginning of the month to the total of all participants' account balances at the beginning of the month, both adjusted for distributions during the month. The annual contribution by the Company is allocated to participants employed on the last day of the year or terminated by reason of death, disability, age 65 or involuntary termination other than for cause on the basis of the ratio of total annual base salary of each participant to the total annual base salary of all eligible participants. Forfeitures of nonvested balances of Company monthly or annual retirement contributions are allocated annually as follows: (1) to restore accounts of any reinstated participants;
              (2) to restore any amount wrongfully forfeited under the unclaimed benefits provisions of the Plan, and (3) to reduce employer retirement contributions.


                                                                     (Continued)

                           VIRGINIA INDONESIA COMPANY
                       EMPLOYEE THRIFT AND RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS


         (e)  VESTING

              Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching or annual contribution is based on years of service, and the vesting percentage is determined in accordance with the schedule below. For purposes of vesting, participants are allowed credit for their participation in the RMHI Thrift Plan, and in certain circumstances for prior service with Union Texas Petroleum or LASMO PLC, (co-owners of VICO) or other future owners of VICO.

                                 Years                              Vesting
                              of service                          percentage
                              ----------                          ----------
                               0                                      0%
                               1                                     33 1/3%
                               2                                     66 2/3%
                               3 or more                            100%

              Upon reaching normal retirement age (65 years), or in the event of the death or disability of a participant (as defined), the participant becomes fully vested in his/her account balances.

         (f)  PAYMENT OF BENEFITS AND WITHDRAWALS

              Benefit payments are available to participants upon retirement, death, disability or termination of employment. The participant or his/her beneficiary may elect benefit payments, consisting of 100% of participant contributions and related earnings plus the vested amount of Company contributions, as a lump sum, or in annual installments over a period not to exceed the lesser of twenty years or the life expectancy of the participant.

              Participants may withdraw all or a part of their contributions and the respective interest earned in the Plan by providing written notice to the Company. Participants may not withdraw Company contributions to the Plan prior to termination of service. Only one such withdrawal may be made during any twelve-month period, and only one loan may be outstanding at any time.

         (g)  INVESTMENT VALUATION

              If available, quoted market prices are used to value investments. Loan Fund amounts shown in the accompanying statement of net assets available for thrift and retirement plan benefits that have no quoted market price represent estimated fair value.

              Purchases and sales of securities are recorded on a trade-date basis. Net realized gains and losses on disposition of investments are reported on the revalued cost method. Revalued cost is the fair value of the assets at the beginning of the plan year or historical cost if the investment was acquired since the beginning of the plan year.



                                                                     (Continued)

                           VIRGINIA INDONESIA COMPANY
                       EMPLOYEE THRIFT AND RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS


         (h)  PLAN EXPENSES

              Effective October 1, 1993, the Company began paying the Trustee administration and recordkeeping fees of the Plan. The Company incurred $113,858 and $77,477 in Trustee expenses for the years ending December 31, 1997 and 1996, respectively.

              The Trustee charges the direct expenses of each Investment Fund (including the fees of an Investment Manager) against the assets of the Plan.

         (i)  PLAN AMENDMENTS

              Effective on October 1, 1996, the Board of Directors and the Plan's Administrative Committee approved an amendment to the Plan by which a Participant may change his investment direction with respect to the current balance of his accounts and/or his future contribution (his and the Employer's made on his behalf) on any date during October 1996 (the "Election Period") by contacting the Trustee. The Board and Committee also approved an amendment to add four new funds made available for each Participant of the Plan: the Fidelity Advisor High Yield Fund, Fidelity Advisor Equity Income Fund, Fidelity Emerging Markets Fund, and Stein Roe Capital Opportunities Fund.

              On December 13, 1996, the Board of Directors and Plan's Administrative Committee approved an amendment to the Plan with respect to each Participant who completes an hour of service on or after January 1, 1997, by changing the Vesting schedule to read as follows:

                                 Years                               Vested
                              of service                           percentage
                              ----------                           ----------
                               0                                      0%
                               1                                     33 1/3%
                               2                                     66 2/3%
                               3 or more                            100%

              On June 19, 1997, and effective August 1, 1997, the Board of Directors and the Plan's Administrative Committee approved an Amendment to the Plan which added two new investment options representing Company Stock Funds: the UTP Stock Fund, which consists of shares of common stock, par value of $.01, of Union Texas Petroleum Holdings, Inc., a 50% partner in the Company, and the LASMO Stock Fund, which consists of American Depository Shares, evidenced by American Depository Receipts, each representing three ordinary shares, par value .25p per share of LASMO plc, a publicly traded UK company and a 50% partner in the Company.



                                                                     (Continued)

                           VIRGINIA INDONESIA COMPANY
                       EMPLOYEE THRIFT AND RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS


              Also on June 19, 1997, and effective August 1, 1997 and retroactive to January 1, 1997, the Board of Directors and the Plan's Administrative Committee approved an Amendment to the Plan which increased the Company's contribution to 100% of participants aggregate contributions which do not exceed 6% of the participants basic compensation, provided however, that 50% of such matching contribution (the Employer Stock Match) must be directed to be invested in either the UTP Stock Fund or the LASMO Stock Fund by the participant and in the absence of such direction, the Employer Stock Match will be automatically invested equally in the UTP Stock Fund and LASMO Stock Fund.

              Finally, on June 19, 1997, and effective July 1, 1997, the Company eliminated the Equity Fund, Balanced Fund and the Intermediate Bond Fund investment options and added the following new investment options: Strong Government Securities Fund and Dreyfus Appreciation Fund.

         (j)  USE OF ESTIMATES

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of receipts and deductions during the reporting period. Actual results could differ from those estimates.

    (3)  FEDERAL INCOME TAXES

         The Plan obtained its latest determination letter on November 19, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter to comply with changes in the law. The Plan's Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and intends to file a timely request with the Internal Revenue Service for a favorable determination letter with respect to the above amendment. Therefore, the Plan's Administrative Committee believes the Plan is qualified and the related trust is tax exempt as of the financial statement date.



                                                                     (Continued)

                           VIRGINIA INDONESIA COMPANY
                       EMPLOYEE THRIFT AND RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS



    (4)  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for thrift and retirement plan benefits per the financial statements to the Form 5500:

                                                                              December 31,
                                                                                  1997
                                                                              ------------
                Net assets available for thrift and retirement plan
                  benefits per the financial statements                       $ 21,447,506
                                                                              ============
                Net assets available for thrift and retirement plan
                  benefits per the Form 5500                                  $ 21,447,506
                                                                              ============

         The following is a reconciliation of the increase in net assets during the year per the financial statements to the Form 5500:

                                                                   Year ended
                                                                  December 31,
                                                                      1997
                                                                  -----------
                Increase in net assets during the year
                  per the financial statements                    $ 3,954,100

                1996 accrued expenses                                    (121)
                                                                  -----------
                Increase in net assets during the year
                  per the Form 5500                               $ 3,953,979
                                                                  ===========

    (5)  PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts and are entitled to receive cash as directed by the Administrative Committee.

    (6)  SUBSEQUENT EVENTS

         On March 19, 1998, the Chairman of the Board approved the Ninth Amendment to the Plan effective March 18, 1998. The Ninth Amendment to the Plan shall allow all Participants (and Beneficiaries) who are "Parties in interest" to the plan to have two loans outstanding at any time.

         On May 8, 1998, Atlantic Richfield Company ("ARCO") announced a tender offer for shares of Union Texas Petroleum Holdings, Inc. (UTP) stock. The tender offer was completed on June 16, 1998. The remaining outstanding UTP shares not purchased in the tender offer will be acquired by ARCO pursuant to a merger agreement between the two companies. In connection with this merger, the Plan eliminated the UTP Stock Fund as an investment option. On June 24, 1998, The board of directors of the Company approved a material modification to the Plan authorizing future investments of the entire Employer Stock Match (50% of the total Company matching contribution) in the LASMO Stock Fund.

                                                                      Schedule 1

                           VIRGINIA INDONESIA COMPANY
                      EMPLOYEE THRIFT AND RETIREMENT PLAN

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               December 31, 1997


      Identity of issuer, borrower, lessor                                                                   Current
            or similar party                             Description of investments            Cost           value
            ----------------                             --------------------------            ----           -----
Mutual funds:
*    Fidelity Advisor Growth Opportunities Fund          Class A fund, 120,207 shares       $ 4,536,343      5,093,160
*    Fidelity Advisor Balanced Fund                      Class A fund, 191,782 shares         3,294,885      3,501,936
*    Fidelity Advisor Daily Money Market Fund            Class A fund, 2,569,328 shares       2,569,328      2,569,328
*    Fidelity Advisor Equity Growth Fund                 Class A fund, 71,420 shares          3,139,838      3,348,874
*    Fidelity Advisor Overseas Fund                      Class A fund, 90,920 shares          1,428,409      1,435,621
     Stein Roe Capital Opportunities Fund                Class A fund, 27,768 shares            787,145        828,601
     Fidelity Advisor Equity Income Fund                 Class A fund, 28,275 shares            669,049        733,734
     Fidelity Advisor High Yield Fund                    Class A fund, 39,243 shares            485,144        484,648
     Fidelity Emerging Markets Fund                      Class A fund, 55,276 shares            731,654        530,650
     Strong Government Securities Fund                   Class A fund, 48,595 shares            515,571        522,398
*    Dreyfus Appreciation Fund                           Class A fund, 63,998 shares          2,038,690      2,072,247
                                                                                            -----------     ----------
                                                                                            $20,196,056     21,121,197
                                                                                            ===========     ==========

Common stocks:
**   Union Texas Petroleum Holdings, Inc.                Common Stock, 4,715 shares         $   101,331         98,133
**   LASMO plc                                           American Depository Receipts,
                                                            10236 shares                        138,626        129,874
                                                                                            -----------     ----------

                                                                                            $   239,957        228,007
                                                                                            ===========     ==========

**  Participants                                            Loan receivables bearing
                                                            interest at varying amounts
                                                            between  9.25% to 10%
                                                            maturing between 1998
                                                            and 2004                        $    95,890         95,890
                                                                                            ===========     ==========

Common trust funds:
**   American Industries Composite Benefit Trust            Stock Liquidity Fund - UTP      $     8,565          8,565
**   American Industries Composite Benefit Trust            Stock Liquidity Fund - LASMO         11,900         11,900
                                                                                            -----------     ----------

                                                                                            $    20,465         20,465
                                                                                            -----------     ----------

                                                                                            $20,552,368     21,465,559
                                                                                            ===========     ==========

* Indicates an investment which is 5% or more of the Plan's net assets available for plan benefits at December 31, 1997.
**   Indicates a party in interest to the Plan.

See accompanying independent auditors' report.

                                                                      Schedule 2


                           VIRGINIA INDONESIA COMPANY
                      EMPLOYEE THRIFT AND RETIREMENT PLAN

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                          Year ended December 31, 1997


                                                                                                          Disposals
                                                                                                 -------------------------------
         Identified                                                           Purchase          Selling      Cost of       Gain/
           Party                              Description                       price            price        asset         loss
           -----                              -----------                       -----            -----        -----        -----
   Single Transactions:

   American Industries      Sale of 17,084 units of Fidelity Advisor
        Trust                    Equity Growth Fund                        $                     893,501      737,252      156,249

   American Industries      Purchase of 20,617 units of Fidelity Advisor
        Trust                    Growth Opportunities Fund                       893,526

   American Industries      Purchase of 53,496 units of Fidelity Advisor
        Trust                    Balanced Fund                                 1,019,632

   American Industries      Purchase of 43,842 units of Dreyfus
        Trust                    Appreciation Fund                             1,402,513


   Series Transactions:

   American Industries      Sale of 94,213 units of Equity Fund                                2,230,582    1,152,337    1,078,245
        Trust

   American Industries      Sale of 90,962 units of Balanced Fund                              1,410,527      970,928      439,599
        Trust

   American Industries      Sale of 23,904 units of Fidelity Advisor
        Trust                    Growth Opportunities Fund                                       982,766      853,819      128,947

   American Industries      Sale of 1,708,662 units of Fidelity Advisor
        Trust                    Daily Money Market Fund                                       1,708,662    1,708,662            0

   American Industries      Sale of 104,609 units of Fidelity Advisor
        Trust                    Intermediate Bond Fund                                        1,091,519    1,093,790       (2,271)

   American Industries      Sale of 22,805 units of Fidelity  Advisor
        Trust                    Equity Growth Fund                                            1,093,213      980,710      112,503

   American Industries      Purchase of 31,888 units of Fidelity Advisor
        Trust                    Growth Opportunities Fund                     1,321,084

   American Industries      Purchase of 2,558,299 units of Fidelity
        Trust                    Advisor Daily Money Market Fund               2,558,299

   American Industries      Purchase of 21,369 units of Fidelity Advisor
        Trust                    Equity Growth Fund                            1,012,687

   American Industries      Purchase of 29,038 units of Dreyfus
        Trust                    Appreciation Fund                               919,095


Note: The above transactions represent "reportable transactions" as defined in Section 2520.103-6 of ERISA. American Industries Trust represents a party in interest to the Plan.

   See accompanying independent auditors' report.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee, which administers the employee benefit plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     VIRGINIA INDONESIA COMPANY
                                     EMPLOYEE THRIFT AND
                                     RETIREMENT PLAN
July 8, 1998

                                     /s/ FRED BUTTACCIO
                                     ------------------------
                                     Fred Buttaccio
                                     Treasurer, Virginia Indonesia Company
                                     Member, Plan Administrative Committee

                                EXHIBIT INDEX

                      23 -- Independent Auditors Consent